Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
RESULT OF THE ISSUE OF
THE THIRD TRANCHE OF MEDIUM-TERM NOTES IN 2009

The Company and all members of its board of directors warrant the truthfulness, accuracy and completeness of this announcement and warrant that there are no misrepresentation or misleading statements contained in, or material omissions from, this announcement.
PetroChina Company Limited (the “Company”) issued the third tranche of medium-term notes in 2009 (the “Issue”) on 26 May 2009, and the full amount of the proceeds were received on 27 May 2009. Details of the results of the Issue are set out below:

Name of medium-term notes	Third Tranche of the Medium-Term Notes of PetroChina Company Limited in 2009	Abbreviation of medium-term notes	09 PTR MTN3 (09MTN3)
Code of medium-term notes	0982076	Term of medium-term notes	5 years
Coupon	Fixed interest	Tender date for issue	26 May 2009
Total size issued	RMB15 billion	Total size proposed to be issued	RMB15 billion
Issue price	RMB100 for nominal value of RMB100	Nominal interest rate	3.35% per annum
Lead underwriter	CITIC Securities Co., Ltd. and China Construction Bank Corporation
Relevant documentation in relation to the Issue has been published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively.

By order of the Board PetroChina Company Limited Li Huaiqi Secretary to the Board
1 June 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.